Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-184550

SQN AIF IV, L.P.

SUPPLEMENT NO. 2

DATED FEBRUARY 5, 2015

TO PROSPECTUS DATED

APRIL 18, 2014

Summary

SQN AIF IV, L.P. (the “Partnership”) is providing you with this Supplement No. 2, dated February 5, 2015, to update the prospectus dated April 18, 2014 and Supplement No. 1, dated September 11, 2014 (the “Prospectus”). The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the Prospectus. This Supplement No. 2 forms a part of, and must be accompanied or preceded by the Prospectus.

The primary purposes of this Supplement No. 2 are to:

•	Describe the current status of the offering; and
•	Amend Appendix C to the Prospectus.

Current Status of the Offering

Through January 30, 2015, the Partnership admitted 505 Limited Partners with total capital contributions of approximately $28,200,000.

On February 5, 2015, SQN Capital Management, LLC, the Investment Manager (the “Manager”) of the Partnership, sent a letter (the “Consent Letter”) to the Limited Partners of the Partnership requesting consent to authorize the Partnership’s general partner, SQN AIF IV GP, LLC (the “General Partner”), to amend the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) in order to increase the Partnership’s maximum duration of its offering period from two to three years, subject to the Partnership’s earlier sale of the maximum offering of 200,000 Units or the earlier termination of the offering by the General Partner (the “Amendment”). Neither the Manager nor the General Partner intends to extend the Partnership’s operating period or the anticipated start of the liquidation period.

The consent of Limited Partners owning a majority of the aggregate outstanding Units is required to authorize the Amendment. Unless the Manager and the General Partner elect to extend or shorten the deadline, the consent process and the opportunity to consent to authorize the Amendment by indicating such consent will end at 5:00 p.m. Eastern Time on March 31, 2015.

The Manager and the General Partner believe the Partnership and its Limited Partners will benefit by an extension of the offering period. The Manager and the General Partner believe that the extension will enable the Partnership to take advantage of the increasing rate at which investor capital is currently being contributed. With the additional capital contributions that the Manager and the General Partner expect the Partnership to receive during the extended offering period, the Partnership is expected to make additional investments and further diversify its investment portfolio. In addition, the Manager and the General Partner believe that further economies of scale will be attained by increasing the Partnership’s capital base.

Appendix C - Subscription Agreement

The form of the Partnership’s subscription agreement is amended by incorporating the Consent Letter, including the consent card and the Amendment, whereby Limited Partners may vote to authorize the General Partner to adopt the Amendment. All potential subscribers are encouraged to complete and return the consent card together with the completed subscription agreement to the address set forth in the instructions to the subscription agreement.

A copy of the Consent Letter, including the consent card and the Amendment, are set forth in full below.

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February 5, 2015

Dear Limited Partners:

SQN Capital Management, LLC, as Investment Manager (the “Manager”) of SQN AIF IV, L.P. (“Fund IV”), is asking for your consent to authorize Fund IV’s general partner, SQN AIF IV GP, LLC (the “General Partner”), to amend the Amended and Restated Agreement of Limited Partnership of Fund IV (the “Partnership Agreement”) in order to increase the maximum duration of Fund IV’s offering period from two to three years, subject to Fund IV’s earlier sale of the maximum offering of 200,000 Units or the earlier termination of the offering by the General Partner (the “Amendment”). Neither the Manager nor the General Partner intends to extend Fund IV’s operating period or the anticipated start of the liquidation period.

The consent of Limited Partners owning a majority of the aggregate outstanding Units is required to authorize the Amendment (the “Required Consent”). Unless the Manager and the General Partner elect to extend or shorten the deadline, the consent process and the opportunity to consent to authorize the Amendment by indicating such consent will end at 5:00 p.m. Eastern Time on March 31, 2015 (the “Expiration Time”).

We are asking you to authorize the General Partner to adopt the Amendment to extend Fund IV’s offering period. Your consent does not adopt the Amendment, but rather authorizes the General Partner in its discretion to adopt the Amendment in the form attached as Annex A.

The Manager and the General Partner believe Fund IV and its Limited Partners will benefit by an extension of the offering period. The Manager and the General Partner believe that the extension will enable Fund IV to take advantage of the increasing rate at which investor capital is currently being contributed. With the additional capital contributions that the Manager and the General Partner expect Fund IV to receive during the extended offering period, Fund IV is expected to make additional investments and further diversify its investment portfolio. In addition, the Manager and the General Partner believe that further economies of scale will be attained by increasing Fund IV’s capital base.

Each Unit is entitled to one vote. If Units are registered in different names, separate Consent Cards must be executed covering each form of registration. If you properly execute and timely indicate consent by Internet, email or mail, your consent will apply to each Unit of Fund IV you hold. If you own fractional Units, your consent will apply with respect to the number of fractional Units that you own and will be treated as consent of a fraction of a Unit. If you indicate consent for fractional Units, your consent will be combined with the consents of other fractional Units.

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All Consent Cards that are properly completed, signed and delivered prior to the Expiration Time, and not properly revoked prior to the Expiration Time, will be accepted. If you have any questions about this consent solicitation or how to consent or revoke your consent, or if you need additional copies of the Consent Card, please contact our Investor Relations Department at 212-422-2166 or by email at investorrelations@sqncapital.com.

  If a Consent Card authorizing adoption of the Amendment is properly completed and signed, and is not properly revoked or changed prior to the Expiration Time, the Units represented thereby will be counted as authorizing the General Partner to adopt the Amendment.

  If a Consent Card is properly signed but does not indicate how you would like to exercise your consent by so indicating on the Consent Card, the Units represented thereby will be counted as authorizing the General Partner to adopt the Amendment.

  Failure to return the enclosed written consent card via email or mail or to complete the Consent Card online will have the same effect as a vote against authorizing the General Partner to adopt the Amendment.

  Abstentions will also be treated as votes against authorizing the General Partner to adopt the Amendment.

You may revoke your Consent Card in the manner described below at any time before the Expiration Time. A Limited Partner who delivers an executed Consent Card may revoke his, her or its Consent Card at any time prior to the Expiration Time by mailing, emailing or by delivering by hand a properly executed Consent Card bearing a later date or by mailing, emailing or by delivering by hand a signed, written notice of revocation to the attention of the Manager such that it is received by the Manager prior to the Expiration Time. Properly submitted revocation of a previously submitted Consent Card will be effective upon receipt by Fund IV of either (i) an instrument duly revoking such Consent Card or (ii) a duly executed Consent Card bearing a later date. If you voted by the internet and wish to change your vote, you may call the toll-free number or go to the internet site, as may be applicable in the case of your earlier vote, and follow the directions for changing your vote.

Under Delaware law and the Partnership Agreement, Limited Partners will not be entitled to rights of appraisal with respect to the Amendment. Accordingly, to the extent that you reject the Amendment or abstain with respect to the Amendment, you will not have the right to have a court judicially determine the fair value for your Units under the provisions of Delaware law governing appraisal rights.

By noting APPROVE to authorize the General Partner to adopt the proposed Amendment, you are authorizing the General Partner to take all necessary action to amend the Partnership Agreement to extend Fund IV’s offering period as described above. All other terms of the Partnership Agreement will remain unchanged, including the anticipated conclusion of the operating period and the start of the liquidation period, both being April 2, 2016. Neither the Manager nor the General Partner intends to extend any other period of Fund IV’s life cycle.

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Enclosed you will find a Consent Card that allows you to indicate your vote on the proposal. You may vote on the proposal by internet, email or by mail. As you can see on the Consent Card, you have the option to consent to authorize the General Partner to adopt the Amendment, reject the Amendment, or abstain with respect to the Amendment.

We recommend that you approve this proposal by noting APPROVE on the enclosed Consent Card and promptly returning the Consent Card by email or mail. In addition, as noted above, you may register your approval or disapproval of or abstention from the proposal by internet.

The Consent Card may be returned by:

Mail to:	c/o Phoenix American Financial Services, Inc.
2401 Kerner Blvd
San Rafael, CA 94901

Email at:	SQNsupport@phxa.com

Internet at:	http://www.proxyvoting.com/SQN

The Manager and the General Partner believe that it is in the best interests of the Limited Partners and Fund IV to extend the offering period because the additional time made available to Fund IV will increase the potential of Fund IV achieving its maximum offering, thereby enabling Fund IV to further diversify its investment portfolio and achieve better economies of scale.

Very truly yours,

/s/ Jeremiah Silkowski
Jeremiah Silkowski
President and Chief Executive Officer

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CONSENT CARD

SQN AIF IV, L.P.

The undersigned Limited Partner of SQN AIF IV, L.P. (“Fund IV”), with respect to all of the undersigned’s Units of limited partnership interests, hereby approves, rejects or abstains, as indicated below, the following proposal:

PROPOSAL: To authorize Fund IV’s general partner to amend the Amended and Restated Agreement of Limited Partnership of Fund IV dated September 11, 2014 to increase the maximum duration of Fund IV’s offering period from two to three years, subject to Fund IV’s earlier sale of the maximum offering of 200,000 Units or the earlier termination of the offering by Fund IV’s general partner, in the form of the Amendment attached as Annex A.

Approve

Reject

Abstain

Limited Partner Name	Limited Partner Name (co-owner)

Signature	Signature

Date	Date

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Annex A

SQN AIF IV, L.P.

Amendment No. 1

to

Amended and Restated Agreement of Limited Partnership

Dated

September 11, 2014

AMENDMENT NO. 1

TO

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

THIS AMENDMENT NO. 1 (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership of SQN AIF IV, L.P, dated as of September 11, 2014 (the “Partnership Agreement”), is effective as of [ ], 2015. All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Partnership Agreement as amended hereby.

RECITAL

WHEREAS, Limited Partners of SQN AIF IV, L.P, a Delaware limited liability partnership (the “Partnership”), owning more than 50% of the aggregate outstanding Units desire to amend the Partnership Agreement, and have Consented to authorize the General Partner to amend the Partnership Agreement, so as to extend the Partnership’s maximum offering period to three years after the Effective Date, as provided below.

AMENDMENT

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agree as follows.

1. Section 1.1(75) of the Partnership Agreement is amended and restated to read in its entirety as follows:

“(75) “Offering Termination Date” means the earliest of:

(i) the date on which the Maximum Offering has been sold;

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(ii) three years after the Effective Date (subject, as to a particular jurisdiction, to the renewal, requalification or consent of the Administrator requiring the renewal, requalification or consent of the Offering with respect to the extension of the Offering Period beyond one year following the Effective Date in such Administrator’s jurisdiction); or

(iii) any earlier date after the Effective Date as may be determined by the General Partner in its sole discretion.”

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of this ___ day of __________, 2015.

GENERAL PARTNER:

SQN AIF IV GP, LLC

By:

Name:
Its:

LIMITED PARTNERS:

By: SQN AIF IV GP, LLC, as Attorney in Fact

By:
Name:
Its:

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